FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                NEWS RELEASE

Grant of Incentive Stock Options

Vancouver, Canada, May 5th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announced today that pursuant to its stock option plan and subject to TSX Venture Exchange (“Exchange”) approval, the Board of Directors approved the granting of incentive stock options on April 30th, 2010 to certain officers, directors and employees of the Company to acquire up to 1,270,000 common shares of the Company.  All grants are subject to regulatory approval.  The options have a three-year term expiring on April 30th, 2013, and are exercisable until that time at a price of $0.15 per common share.  Any common shares issued upon exercise of the options will be subject to the customary Exchange four-month hold period.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has provided the Company C$12.6 mil. in exploration funding and holds a 50% ownership interest in the West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

May 5th, 2010